SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1

Copies of the disclosure letters we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the:

acquisition of PLDT common shares by the Company pursuant to its Share Buyback Program that was approved by the Company’s Board of Directors on January 29, 2008; and

revision of the Company’s disclosure on the shares acquired by the Company on March 24, 2008, which was filed via the ODiSy on the same date per reference number WLIST_2008000003973, amending the table showing the Outstanding Common Shares after Transaction.

revision of the Company’s disclosure on the shares acquired by the Company on March 25, 2008, which was filed via the ODiSy on the same date per reference number WLIST_2008000004000, amending the table showing the Outstanding Common Shares after Transaction.

7

Exhibit 1

March 27, 2008

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,184,971 As of February 29, 2008	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  27 March 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 1

11. Other Events

Attached hereto are copies of our letters to the Philippine Stock Exchange dated March 27, 2008 regarding the:

1. acquisition of PLDT common shares by the Company pursuant to its Share Buyback Program that was approved by the Board of Directors of the Company on January 29, 2008; and

2.      revision of the Company’s disclosure on the shares acquired by the Company on March 24, 2008, which was filed via the ODiSy on the same date per reference number WLIST_2008000003973, amending the table showing the Outstanding Common Shares after Transaction.

3.      revision of the Company’s disclosure on the shares acquired by the Company on March 25, 2008, which was filed via the ODiSy on the same date per reference number WLIST_2008000004000, amending the table showing the Outstanding Common Shares after Transaction.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 27, 2008

Exhibit 1

March 27, 2008

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor, Philippine Stock Exchange Centre

(Tektite Tower) Exchange Road, Ortigas Center

Pasig City

Attention : Atty. Pete M. Malabanan

Head – Disclosure Dept.

Gentlemen:

Pursuant to Section 9 of the Revised Disclosure Rules as well the letters of the Exchange dated January 29, 2008 and February 29, 2008, we report hereunder the PLDT common shares acquired by the Company on March 27, 2008 pursuant to the Share Buyback Program that was approved by the Company’s Board of Directors on January 29, 2008.

Date of Transaction	Number of Shares	Price Per Share	* Outstanding Shares After Transaction	Treasury Shares To date
March 27, 2008	5,000	P 2,710.00	188,889,300	129,000
- do -	3,000	P 2,730.00	188,886,300	132,000
- do -	7,000	P 2,735.00	188,879,300	139,000
- do -	8,440	P 2,740.00	188,870,860	147,440
- do -	5,000	P 2,745.00	188,865,860	152,440

* Outstanding common shares used in the computation is as of March 25, 2008 (189,018,300 shares)

Thank you.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

March 27, 2008

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor, Philippine Stock Exchange Centre

(Tektite Tower) Exchange Road, Ortigas Center

Pasig City

Attention : Atty. Pete M. Malabanan

Head – Disclosure Dept.

Gentlemen:

In reference to our disclosure on the shares acquired by the Company on March 24, 2008, which we filed via the ODiSy on the same date per reference number WLIST_2008000003973, we submit hereunder an amended table showing the Outstanding Common Shares after Transaction.

Date of Transaction	Number of Shares	Price Per Share	* Outstanding Shares After Transaction	Treasury Shares To date
March 24, 2008	2,000	P 2,650.00	188,956,300	62,000
- do -	2,000	P 2,680.00	188,954,300	64,000
- do -	2,000	P 2,685.00	188,952,300	66,000
- do -	4,000	P 2,690.00	188,948,300	70,000

*Outstanding common shares used in the computation is as of March 24, 2008 (189,018,300 shares)

Thank you.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

March 27, 2008

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor, Philippine Stock Exchange Centre

(Tektite Tower) Exchange Road, Ortigas Center

Pasig City

Attention : Atty. Pete M. Malabanan

Head – Disclosure Dept.

Gentlemen:

In reference to our disclosure on the shares acquired by the Company on March 25, 2008, which we filed via the ODiSy on the same date per reference number WLIST_2008000004000, we submit hereunder an amended table showing the Outstanding Common Shares after Transaction.

Date of Transaction	Number of Shares	Price Per Share	* Outstanding Shares After Transaction	Treasury Shares To date
March 25, 2008	3,000	P 2,685.00	188,945,300	73,000
- do -	3,000	P 2,690.00	188,942,300	76,000
- do -	22,000	P 2,695.00	188,920,300	98,000

*Outstanding common shares used in the computation is as of March 25, 2008 (189,018,300 shares).

Thank you.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 27, 2008